The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell the Notes and we are not soliciting an offer to buy the Notes in any state where the offer or sale is not permitted.

Subject to Completion. Dated September 19, 2018

Pricing Supplement dated September    , 2018

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-212571

Barclays Bank PLC Trigger Autocallable Contingent Yield Notes

Linked to the lesser performing of the iShares® Russell 2000 ETF and the SPDR® S&P® Bank ETF due on or about September 30, 2021

Investment Description

Trigger Autocallable Contingent Yield Notes (the “Notes”) are unsecured and unsubordinated debt obligations issued by Barclays Bank PLC (the “Issuer”) linked to the lesser performing of the iShares® Russell 2000 ETF and the SPDR® S&P® Bank ETF (each an “Underlying” and together the “Underlyings”). On a quarterly basis, unless the Notes have been previously called, the Issuer will pay you a coupon (the “Contingent Coupon”) if the Closing Price of each Underlying on the applicable Observation Date is greater than or equal to its specified Coupon Barrier. Otherwise, no Contingent Coupon will be paid for that quarter. The Issuer will automatically call the Notes if the Closing Price of each Underlying on any Observation Date (quarterly, beginning on March 26, 2019) is greater than or equal to its Closing Price on the Trade Date (the “Initial Underlying Price”). If the Notes are automatically called, the Issuer will pay the principal amount of your Notes plus the Contingent Coupon due on the Coupon Payment Date that is also the Call Settlement Date, and no further amounts will be owed to you under the Notes. If the Notes are not automatically called and the Closing Price of each Underlying on the Final Valuation Date (the “Final Underlying Price”) is greater than or equal to its specified Downside Threshold (which is set equal to its Coupon Barrier), the Issuer will pay you a cash payment at maturity equal to the principal amount of your Notes plus the Contingent Coupon due on the Coupon Payment Date that is also the Maturity Date. However, if the Final Underlying Price of either Underlying is less than its Downside Threshold, the Issuer will pay you a cash payment at maturity that is less than the principal amount, if anything, resulting in a percentage loss of principal equal to the negative Underlying Return of the Underlying with the lowest Underlying Return (the “Lesser Performing Underlying”). In this case, you will have full downside exposure to the Lesser Performing Underlying from its Initial Underlying Price to its Final Underlying Price, and could lose all of your principal. Investing in the Notes involves significant risks. You may lose a significant portion or all of your principal. You may receive few or no Contingent Coupons during the term of the Notes. You will be exposed to the market risk of each Underlying and any decline in the price of one Underlying may negatively affect your return and will not be offset or mitigated by a lesser decline or any potential increase in the price of the other Underlying. The Final Underlying Price of each Underlying is observed relative to its Downside Threshold only on the Final Valuation Date, and the contingent repayment of principal applies only if you hold the Notes to maturity. Generally, the higher the Contingent Coupon Rate on a Note, the greater the risk of loss on that Note. Your return potential on the Notes is limited to any Contingent Coupons paid on the Notes, and you will not participate in any appreciation of either Underlying. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (as described on page PS-4 of this pricing supplement) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement.

Features

❑ Contingent Coupon: Unless the Notes have been previously called, the Issuer will pay you a Contingent Coupon each quarter if the Closing Price of each Underlying on the applicable Observation Date is greater than or equal to its Coupon Barrier. Otherwise, no Contingent Coupon will be paid for that quarter.

❑ Automatic Call: The Issuer will automatically call the Notes if the Closing Price of each Underlying on any Observation Date (quarterly, beginning on March 26, 2019) is greater than or equal to its Initial Underlying Price. If the Notes are automatically called, the Issuer will pay the principal amount of your Notes plus the Contingent Coupon due on the Coupon Payment Date that is also the Call Settlement Date, and no further amounts will be owed to you under the Notes.

❑ Downside Exposure with Contingent Repayment of Principal at Maturity: If the Notes are not automatically called and the Final Underlying Price of each Underlying is greater than or equal to its Downside Threshold, the Issuer will pay you a cash payment at maturity equal to the principal amount of your Notes plus the Contingent Coupon due on the Coupon Payment Date that is also the Maturity Date. However, if the Final Underlying Price of either Underlying is less than its Downside Threshold, the Issuer will repay less than your principal amount, if anything, resulting in a percentage loss of principal equal to the negative Underlying Return of the Lesser Performing Underlying. The Final Underlying Price of each Underlying is observed relative to its Downside Threshold only on the Final Valuation Date, and the contingent repayment of principal applies only if you hold the Notes to maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC.

Key Dates[1]
Trade Date:	September 26, 2018
Settlement Date:	September 28, 2018
Observation Dates[2]:	Quarterly (callable beginning March 26, 2019) (see page PS-8)
Final Valuation Date[2]:	September 27, 2021
Maturity Date[2]:	September 30, 2021

[1] Expected. In the event we make any change to the expected Trade Date or Settlement Date, the Observation Dates, including the Final Valuation Date, and/or the Maturity Date may be changed so that the stated term of the Notes remains the same.

[2] Subject to postponement. See “Indicative Terms” on page PS-6 of this pricing supplement.

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES AT MATURITY, AND THE NOTES CAN HAVE THE FULL DOWNSIDE MARKET RISK OF THE LESSER PERFORMING UNDERLYING. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF BARCLAYS BANK PLC. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE PS-9 OF THIS PRICING SUPPLEMENT AND “RISK FACTORS” BEGINNING ON PAGE S-7 OF THE PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE A SIGNIFICANT PORTION OR ALL OF YOUR PRINCIPAL AMOUNT. THE NOTES WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE.

NOTWITHSTANDING ANY OTHER AGREEMENTS, ARRANGEMENTS OR UNDERSTANDINGS BETWEEN BARCLAYS BANK PLC AND ANY HOLDER OF THE NOTES, BY ACQUIRING THE NOTES, EACH HOLDER OF THE NOTES ACKNOWLEDGES, ACCEPTS, AGREES TO BE BOUND BY AND CONSENTS TO THE EXERCISE OF, ANY U.K. BAIL-IN POWER BY THE RELEVANT U.K. RESOLUTION AUTHORITY. SEE “CONSENT TO U.K. BAIL-IN POWER” ON PAGE PS-4 OF THIS PRICING SUPPLEMENT.

Note Offering

We are offering Trigger Autocallable Contingent Yield Notes linked to the lesser performing of the iShares® Russell 2000 ETF and the SPDR® S&P® Bank ETF. The Contingent Coupon Rate will be set and the Initial Underlying Price and corresponding Coupon Barrier and Downside Threshold for each Underlying will be determined on the Trade Date. The Initial Underlying Price of each Underlying will be the Closing Price of that Underlying on the Trade Date. The Notes are offered at a minimum investment of 100 Notes at $10 per Note (representing a $1,000 investment), and integral multiples of $10 in excess thereof.

Underlying	Contingent Coupon Rate	Initial Underlying Price	Coupon Barrier*	Downside Threshold*	CUSIP/ ISIN
iShares® Russell 2000 ETF (IWM)	6.60% to 7.60% per annum	$•	70.00% of the Initial Underlying Price	70.00% of the Initial Underlying Price	06746U398 / US06746U3986
SPDR® S&P® Bank ETF (KBE)		$•	70.00% of the Initial Underlying Price	70.00% of the Initial Underlying Price

* Rounded to two decimal places

See “Additional Information about Barclays Bank PLC and the Notes” on page PS-2 of this pricing supplement. The Notes will have the terms specified in the prospectus dated March 30, 2018, the prospectus supplement dated July 18, 2016, the index supplement dated July 18, 2016 and this pricing supplement.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our unsecured and unsubordinated obligations. The Notes are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

	Initial Issue Price[1]	Underwriting Discount	Proceeds to Barclays Bank PLC
Per Note	$10.00	$0.20	$9.80
Total	$•	$•	$•

1 Our estimated value of the Notes on the Trade Date, based on our internal pricing models, is expected to be between $9.450 and $9.718 per Note. The estimated value is expected to be less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-3 of this pricing supplement.

UBS Financial Services Inc.	Barclays Capital Inc.

Additional Information about Barclays Bank PLC and the Notes

You should read this pricing supplement together with the prospectus dated March 30, 2018, as supplemented by the prospectus supplement dated July 18, 2016 and the index supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

If the terms discussed in this pricing supplement differ from those in the prospectus, prospectus supplement or index supplement, the terms discussed herein will control.

When you read the prospectus supplement and the index supplement, note that all references to the prospectus dated July 18, 2016, or to any sections therein, should refer instead to the accompanying prospectus dated March 30, 2018, or to the corresponding sections of that prospectus.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Prospectus dated March 30, 2018:

http://www.sec.gov/Archives/edgar/data/312070/000119312518103150/d561709d424b3.htm

♦	Prospectus supplement dated July 18, 2016:

http://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

♦	Index supplement dated July 18, 2016:

http://www.sec.gov/Archives/edgar/data/312070/000110465916133002/a16-14463_22424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, “we,” “us” and “our” refer to Barclays Bank PLC. In this pricing supplement, “Notes” refers to the Trigger Autocallable Contingent Yield Notes that are offered hereby, unless the context otherwise requires.

PS-2

Additional Information Regarding Our Estimated Value of the Notes

The range of the estimated values of the Notes referenced above may not correlate on a linear basis with the range for the Contingent Coupon Rate set forth in this pricing supplement. We determined the size of the range for the Contingent Coupon Rate based on prevailing market conditions, as well as the anticipated duration of the marketing period for the Notes. The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (the “Trade Date”) based on prevailing market conditions on or prior to the Trade Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Trade Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Trade Date is expected to be less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Trade Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Trade Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Trade Date for a temporary period expected to be approximately six months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Key Risks” beginning on page PS-9 of this pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to the Trade Date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their Trade Date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

PS-3

Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is an European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the Notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Key Risks—You may lose some or all of your investment if any U.K. bail-in power is exercised by the relevant U.K. resolution authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

PS-4

Investor Suitability

The Notes may be suitable for you if:

♦  You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire principal amount.

♦  You can tolerate a loss of a significant portion or all of your principal amount and are willing to make an investment that may have the full downside market risk of an investment in the Lesser Performing Underlying.

♦  You are willing and able to accept the individual market risk of each Underlying and understand that any decline in the price of one Underlying will not be offset or mitigated by a lesser decline or any potential increase in the price of the other Underlying.

♦  You believe each Underlying is likely to close at or above its Coupon Barrier on the specified Observation Dates, and, if either Underlying does not, you can tolerate receiving few or no Contingent Coupons over the term of the Notes.

♦  You believe the Final Underlying Price of each Underlying is not likely to be less than its Downside Threshold and, if the Final Underlying Price of either Underlying is less than its Downside Threshold, you can tolerate a loss of a significant portion or all of your principal amount.

♦  You understand and accept that you will not participate in any appreciation of either Underlying, which may be significant, and that your return potential on the Notes is limited to any Contingent Coupons paid on the Notes.

♦  You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the prices of the Underlyings.

♦  You are willing and able to hold Notes that will be called on the earliest Observation Date (quarterly, beginning on March 26, 2019) on which the Closing Price of each Underlying is greater than or equal to its Initial Underlying Price, and you are otherwise willing and able to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.

♦  You would be willing to invest in the Notes if the Contingent Coupon Rate were set equal to the bottom of the range specified on the cover of this pricing supplement (the actual Contingent Coupon Rate will be set on the Trade Date).

♦  You do not seek guaranteed current income from this investment, you are willing to accept the risk of contingent yield and you are willing to forgo any dividends paid on the Underlyings or the component securities held by the Underlyings.

♦  You understand and are willing to accept the risks associated with each Underlying.

♦  You are willing and able to assume the credit risk of Barclays Bank PLC, as issuer of the Notes, for all payments under the Notes and understand that if Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power, you might not receive any amounts due to you under the Notes, including any repayment of principal.

The Notes may not be suitable for you if:

♦  You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire principal amount.

♦  You require an investment designed to provide a full return of principal at maturity, you cannot tolerate a loss of a significant portion or all of your principal amount or you are not willing to make an investment that may have the full downside market risk of an investment in the Lesser Performing Underlying.

♦  You are unwilling or unable to accept the individual market risk of each Underlying or do not understand that any decline in the price of one Underlying will not be offset or mitigated by a lesser decline or any potential increase in the price of the other Underlying.

♦  You do not believe each Underlying is likely to close at or above its Coupon Barrier on the specified Observation Dates, or you cannot tolerate receiving few or no Contingent Coupons over the term of the Notes.

♦  You believe the Final Underlying Price of either Underlying is likely to be less than its Downside Threshold, which could result in a total loss of your principal amount.

♦  You seek an investment that participates in the full appreciation of either or both of the Underlyings and whose return is not limited to any Contingent Coupons paid on the Notes.

♦  You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the prices of the Underlyings.

♦  You are unable or unwilling to hold Notes that will be called on the earliest Observation Date (quarterly, beginning on March 26, 2019) on which the Closing Price of each Underlying is greater than or equal to its Initial Underlying Price, or you are unable or unwilling to hold the Notes to maturity and seek an investment for which there will be an active secondary market.

♦  You would be unwilling to invest in the Notes if the Contingent Coupon Rate were set equal to the bottom of the range specified on the cover of this pricing supplement (the actual Contingent Coupon Rate will be set on the Trade Date).

♦  You seek guaranteed current income from your investment, you are unwilling to accept the risk of contingent yield or you prefer to receive any dividends paid on the Underlyings or the component securities held by the Underlyings.

♦  You do not understand or are not willing to accept the risks associated with each Underlying.

♦  You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

♦  You are not willing or are unable to assume the credit risk of Barclays Bank PLC, as issuer of the Notes, for all payments due to you under the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page PS-9 of this pricing supplement and the “Risk Factors” beginning on page S-7 of the prospectus supplement for risks related to an investment in the Notes. For more information about the Underlyings, please see the sections titled “iShares® Russell 2000 ETF” and “SPDR® S&P® Bank ETF” below.

PS-5

Indicative Terms[1]
Issuer:	Barclays Bank PLC
Principal Amount:	$10 per Note (subject to minimum investment of 100 Notes)
Term[2,3]:	Approximately three years, unless called earlier
Reference Assets[3]:	The iShares® Russell 2000 ETF (Bloomberg ticker symbol “IWM”) and the SPDR® S&P® Bank ETF (Bloomberg ticker symbol “KBE”) (each an “Underlying” and together the “Underlyings”)
Automatic Call Feature:	The Issuer will automatically call the Notes if the Closing Price of each Underlying on any Observation Date (quarterly, beginning on March 26, 2019) is greater than or equal to its Initial Underlying Price. If the Notes are automatically called, the Issuer will pay the principal amount of your Notes plus the Contingent Coupon due on the Coupon Payment Date that is also the Call Settlement Date, and no further amounts will be owed to you under the Notes.
Observation Dates[2]:	As set forth under the “Observation Dates” column of the table under “Observation Dates/Coupon Payment Dates/Call Settlement Dates” below. The final Observation Date, September 27, 2021, is the “Final Valuation Date.”
Call Settlement Dates[2]:	As set forth under the “Coupon Payment Dates/Call Settlement Dates” column of the table under “Observation Dates/Coupon Payment Dates/Call Settlement Dates” below
Contingent Coupon:

If the Closing Price of each Underlying is greater than or equal to its Coupon Barrier on any Observation Date, the Issuer will pay you the Contingent Coupon applicable to that Observation Date.

If the Closing Price of either Underlying is less than its Coupon Barrier on any Observation Date, the Contingent Coupon applicable to that Observation Date will not accrue or be payable and the Issuer will not make any payment to you on the related Coupon Payment Date.

The Contingent Coupon is a fixed amount potentially payable quarterly based on the per annum Contingent Coupon Rate.

Coupon Barrier[3]:	With respect to each Underlying, a percentage of the Initial Underlying Price of that Underlying, as specified on the cover of this pricing supplement
Coupon Payment Dates[2]:	As set forth under the “Coupon Payment Dates/Call Settlement Dates” column of the table under “Observation Dates/Coupon Payment Dates/Call Settlement Dates” below
Contingent Coupon Rate:

The Contingent Coupon Rate is between 6.60% and 7.60% per annum. Accordingly, the Contingent Coupon with respect to each Observation Date is equal to between $0.165 and $0.190 per Note and will be payable only for each Observation Date on which the Closing Price of each Underlying is greater than or equal to its Coupon Barrier. The actual Contingent Coupon amount will be based on the Contingent Coupon Rate as set on the Trade Date.

Whether Contingent Coupons will be paid on the Notes will depend on the performance of the Underlyings. The Issuer will not pay you the Contingent Coupon for any Observation Date on which the Closing Price of either Underlying is less than its Coupon Barrier.

Payment at Maturity (per Note):

If the Notes are not automatically called and the Final Underlying Price of each Underlying is greater than or equal to its Downside Threshold (which equals its Coupon Barrier), the Issuer will pay you a cash payment on the Maturity Date equal to $10 per Note plus the Contingent Coupon due on the Coupon Payment Date that is also the Maturity Date.

If the Notes are not automatically called and the Final Underlying Price of either Underlying is less than its Downside Threshold, the Issuer will pay you a cash payment on the Maturity Date per Note that is less than your principal amount, if anything, resulting in a percentage loss of principal equal to the negative Underlying Return of the Lesser Performing Underlying, calculated as follows:

$10 × (1 + Underlying Return of the Lesser Performing Underlying)

Accordingly, you may lose a significant portion or all of your principal at maturity, depending on how much the Lesser Performing Underlying declines, regardless of the performance of the other Underlying. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party.

Underlying Return:	With respect to each Underlying: Final Underlying Price – Initial Underlying Price Initial Underlying Price
Lesser Performing Underlying:	The Underlying with the lower Underlying Return
Downside Threshold[3]:	With respect to each Underlying, a percentage of the Initial Underlying Price of that Underlying, as specified on the cover of this pricing supplement
Initial Underlying Price[3]:	With respect to each Underlying, the Closing Price of that Underlying on the Trade Date
Final Underlying Price[3]:	With respect to each Underlying, the Closing Price of that Underlying on the Final Valuation Date
Closing Price[3]:	With respect to each Underlying, Closing Price has the meaning set forth under “Reference Assets—Exchange-Traded Funds—Special Calculation Provisions” in the prospectus supplement.
Calculation Agent:	Barclays Bank PLC
[1]	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

[2]	In the event that we make any change to the expected Trade Date or Settlement Date, the Observation Dates, including the Final Valuation Date, the Coupon Payment Dates, the Call Settlement Dates and/or the Maturity Date may be changed to ensure that the stated term of the Notes remains the same. Each Observation Date may be postponed if that Observation Date is not a scheduled trading day with respect to either Underlying or if a market disruption event occurs with respect to either Underlying on that Observation Date as described under “Reference Assets—Exchange-Traded Funds— Market Disruption Events for Securities with an Exchange-Traded Fund That Holds Equity Securities as a Reference Asset” and “Reference Assets—Least or Best Performing Reference Asset—Scheduled Trading Days and Market Disruption Events for Securities Linked to the Reference Asset with the Lowest or Highest Return in a Group of Two or More Equity Securities, Exchange-Traded Funds and/or Indices of Equity Securities” in the prospectus supplement. In addition, a Coupon Payment Date, a Call Settlement Date and/or the Maturity Date will be postponed if that day is not a business day or if the relevant Observation Date is postponed as described under “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement.

[3]	If the shares of an Underlying are de-listed or if an Underlying is liquidated or otherwise terminated, the Calculation Agent may select a successor underlying or, if no successor underlying is available, may accelerate the Maturity Date. In addition, in the case of certain events related to an Underlying, the Calculation Agent may adjust any variable, including but not limited to, that Underlying and the Initial Underlying Price, Final Underlying Price, Coupon Barrier, Downside Threshold and Closing Price of that Underlying if the Calculation Agent determines that the event has a diluting or concentrative effect on the theoretical value of the shares of that Underlying. For more information, see “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with an Exchange-Traded Fund as a Reference Asset” in the accompanying prospectus supplement.

PS-6

Investment Timeline

Trade Date:	The Closing Price of each Underlying (the Initial Underlying Price) is observed, the Contingent Coupon Rate is set and the Coupon Barrier and Downside Threshold of each Underlying are determined.

Quarterly (callable beginning March 26, 2019):

If the Closing Price of each Underlying is greater than or equal to its Coupon Barrier on any Observation Date, the Issuer will pay you the Contingent Coupon applicable to that Observation Date.

However, if the Closing Price of either Underlying is less than its Coupon Barrier on any Observation Date, no Contingent Coupon payment will be made with respect to that Observation Date.

The Issuer will automatically call the Notes if the Closing Price of each Underlying on any Observation Date (quarterly, beginning on March 26, 2019) is greater than or equal to its Initial Underlying Price. If the Notes are automatically called, the Issuer will pay the principal amount of your Notes plus the Contingent Coupon due on the Coupon Payment Date that is also the Call Settlement Date, and no further amounts will be owed to you under the Notes.

Maturity Date:

The Final Underlying Price of each Underlying is determined as of the Final Valuation Date.

If the Notes are not automatically called and the Final Underlying Price of each Underlying is greater than or equal to its Downside Threshold (which equals its Coupon Barrier), the Issuer will pay you a cash payment on the Maturity Date equal to $10 per Note plus the Contingent Coupon due on the Coupon Payment Date that is also the Maturity Date.

If the Notes are not automatically called and the Final Underlying Price of either Underlying is less than its Downside Threshold, the Issuer will pay you a cash payment on the Maturity Date per Note that is less than your principal amount, if anything, resulting in a percentage loss of principal equal to the negative Underlying Return of the Lesser Performing Underlying, calculated as follows:

$10 × (1 + Underlying Return of the Lesser Performing Underlying)

Accordingly, you may lose a significant portion or all of your principal at maturity, depending on how much the Lesser Performing Underlying declines, regardless of the performance of the other Underlying.

Investing in the Notes involves significant risks. You may lose a significant portion or all of your principal amount. You may receive few or no Contingent Coupons during the term of the Notes. You will be exposed to the market risk of each Underlying and any decline in the price of one Underlying may negatively affect your return and will not be offset or mitigated by a lesser decline or any potential increase in the price of the other Underlying. The Final Underlying Price of each Underlying is observed relative to its Downside Threshold only on the Final Valuation Date, and the contingent repayment of principal applies only if you hold the Notes to maturity. Generally, the higher the Contingent Coupon Rate on a Note, the greater the risk of loss on that Note. Your return potential on the Notes is limited to any Contingent Coupons paid on the Notes, and you will not participate in any appreciation of either Underlying. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes.

PS-7

Observation Dates/Coupon Payment Dates/Call Settlement Dates
Observation Dates	Coupon Payment Dates / Call Settlement Dates
December 27, 2018*	December 31, 2018*
March 26, 2019	March 28, 2019
June 26, 2019	June 28, 2019
September 26, 2019	September 30, 2019
December 27, 2019	December 31, 2019
March 26, 2020	March 30, 2020
June 26, 2020	June 30, 2020
September 28, 2020	September 30, 2020
December 29, 2020	December 31, 2020
March 26, 2021	March 30, 2021
June 28, 2021	June 30, 2021
September 27, 2021	September 30, 2021

*The Notes are NOT automatically callable until the second Observation Date, which is March 26, 2019. Thus, the first Call Settlement Date will be on or about March 28, 2019.

PS-8

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing in either or both of the Underlyings, the component securities held by the Underlyings or the securities composing the Underlying Indices (as defined with respect to each Underlying under “iShares® Russell 2000 ETF”and “SPDR® S&P® Bank ETF” below). Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

♦	You may lose a significant portion or all of your principal — The Notes differ from ordinary debt securities in that the Issuer will not necessarily pay the full principal amount of the Notes at maturity. If the Notes are not automatically called, at maturity, the Issuer will pay you the principal amount of your Notes only if the Final Underlying Price of each Underlying is greater than or equal to its Downside Threshold and will make such payment only at maturity. If the Notes are not automatically called and the Final Underlying Price of either Underlying is less than its Downside Threshold, you will be exposed to the full decline in the Lesser Performing Underlying and the Issuer will repay less than the full principal amount of the Notes at maturity, if anything, resulting in a percentage loss of principal equal to the negative Underlying Return of the Lesser Performing Underlying. Accordingly, you may lose a significant portion or all of your principal.

♦	If the Notes are not automatically called, the payment at maturity, if any, is calculated based solely on the performance of the Lesser Performing Underlying — If the Notes are not automatically called pursuant to the Call Feature, the payment at maturity, if any, will be linked solely to the performance of the Lesser Performing Underlying. As a result, in the event that the Final Underlying Price of the Lesser Performing Underlying is less than its Downside Threshold, the Underlying Return of only the Lesser Performing Underlying will be used to determine the return on your Notes, and you will not benefit from the performance of the other Underlying, even if the Final Underlying Price of the other Underlying is greater than or equal to its Downside Threshold or Initial Underlying Price.

♦	You may not receive any Contingent Coupons — The Issuer will not necessarily make periodic coupon payments on the Notes. If the Closing Price of either Underlying on an Observation Date is less than its Coupon Barrier, the Issuer will not pay you the Contingent Coupon applicable to that Observation Date even if the Closing Price of the other Underlying is greater than or equal to its Coupon Barrier on that Observation Date. If the Closing Price of either Underlying is less than its Coupon Barrier on each of the Observation Dates, the Issuer will not pay you any Contingent Coupons during the term of the Notes, and you will not receive a positive return on your Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your Notes.

♦	Contingent repayment of principal applies only at maturity — You should be willing to hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the Final Valuation Date. If you are able to sell your Notes prior to maturity in the secondary market, if any, you may have to sell them at a loss relative to your principal amount even if at that time the price of either or both of the Underlyings is greater than or equal to its Downside Threshold.

♦	Your return potential on the Notes is limited to any Contingent Coupons paid on the Notes, and you will not participate in any appreciation of either Underlying — The return potential of the Notes is limited to the pre-specified per annum Contingent Coupon Rate, regardless of any appreciation of either Underlying. In addition, the total return on the Notes will vary based on the number of Observation Dates on which the Closing Price of each Underlying has been greater than or equal to its Coupon Barrier prior to maturity or an automatic call. Further, if the Notes are automatically called pursuant to the Automatic Call Feature, you will not receive Contingent Coupons or any other payment in respect of any Observation Dates after the applicable Call Settlement Date. Because the Notes could be called as early as the second Observation Date, the total return on the Notes could be minimal. If the Notes are not automatically called, you may be subject to the decline in the price of the Lesser Performing Underlying even though you will not participate in any appreciation of either Underlying. As a result, the return on an investment in the Notes could be less than the return on a direct investment in either or both of the Underlyings, the component securities held by the Underlyings or the securities composing the Underlying Indices.

♦	Because the Notes are linked to the Lesser Performing Underlying, you are exposed to greater risks of no Contingent Coupons and sustaining a significant loss of principal at maturity than if the Notes were linked to a single Underlying — The risk that you will not receive any Contingent Coupons and lose a significant portion or all of your principal amount in the Notes at maturity is greater if you invest in the Notes as opposed to substantially similar securities that are linked to the performance of a single Underlying. With two Underlyings, it is more likely that the Closing Price of either Underlying will be less than its Coupon Barrier on the specified Observation Dates or less than its Downside Threshold on the Final Valuation Date and, therefore, it is more likely that you will not receive any Contingent Coupons and that you will suffer a significant loss of principal at maturity. In addition, because the Closing Price of each Underlying must be greater than or equal to its Initial Underlying Price on an Observation Date in order for the Notes to be automatically called prior to maturity, the Notes are less likely to be automatically called on any Observation Date than if the Notes were linked to a single Underlying. Further, the performance of the Underlyings may not be correlated or may be negatively correlated. The lower the correlation between two Underlyings, the greater the potential for one of those Underlyings to close below its Coupon Barrier or Downside Threshold on an Observation Date or the Final Valuation Date, respectively. See “Correlation of the Underlyings” below.

It is impossible to predict what the correlation between the Underlyings will be over the term of the Notes. The Underlyings represent different equity markets. The iShares® Russell 2000 ETF represents the small-capitalization segment of the United States equity market and the SPDR® S&P® Bank ETF represents the equity market performance of the United States banking industry. These different equity markets may not perform similarly over the term of the Notes.

Although the correlation of the Underlyings’ performance may change over the term of the Notes, the Contingent Coupon Rate is determined, in part, based on the correlation of the Underlyings’ performance calculated using our internal models at the time when the terms of the Notes are finalized. A higher Contingent Coupon Rate is generally associated with lower correlation of the Underlyings, which reflects a greater potential for missed Contingent Coupons and for a loss of principal at maturity. The correlation referenced in setting the terms of the Notes is calculated using our internal models and is not derived from the returns of the Underlyings over the period set forth under “Correlation of the Underlyings” below. In addition, other factors and inputs other than correlation may impact how the terms of the Notes are set and the performance of the Notes.

PS-9

♦	You are exposed to the market risk of each Underlying — Your return on the Notes is not linked to a basket consisting of the Underlyings. Rather, it will be contingent upon the independent performance of each Underlying. Unlike an instrument with a return linked to a basket of underlying assets in which risk is mitigated and diversified among all the components of the basket, you will be exposed to the risks related to each Underlying. Poor performance by either Underlying over the term of the Notes may negatively affect your return and will not be offset or mitigated by any increases or lesser declines in the price of the other Underlying. To receive any Contingent Coupons, the Closing Price of each Underlying must be greater than or equal to its Coupon Barrier on the applicable Observation Date. In addition, if the Notes have not been automatically called prior to maturity and the Final Underlying Price of either Underlying is less than its Downside Threshold, you will be exposed to the full decline in the Lesser Performing Underlying. Accordingly, your investment is subject to the market risk of each Underlying.

♦	Reinvestment risk — If your Notes are automatically called early, the holding period over which you would receive the per annum Contingent Coupon Rate could be as short as approximately six months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar price of risk in the event the Notes are automatically called prior to the Maturity Date. The likelihood that the Notes will be automatically called prior to the Maturity Date is highest earlier in their term. Generally, the longer the Notes remain outstanding, the less likely it is that the Notes will be automatically called, due to the decline in the price of either or both of the Underlyings that has caused the Notes not to be automatically called on an earlier Observation Date and the shorter time remaining for the price of any such Underlying to increase to or above its Initial Underlying Price on a subsequent Observation Date. If the Notes are not automatically called, you might be exposed to the full decline in the Lesser Performing Underlying.

♦	A higher Contingent Coupon Rate and/or a lower Coupon Barrier and/or Downside Threshold may reflect greater expected volatility of the Underlyings, which is generally associated with a greater risk of loss — Volatility is a measure of the degree of variation in the prices of the Underlyings over a period of time. The greater the expected volatilities of the Underlyings at the time the terms of the Notes are set, the greater the expectation is at that time that you may not receive one or more, or all, Contingent Coupon payments and that you may lose a significant portion or all of your principal at maturity. In addition, the economic terms of the Notes, including the Contingent Coupon Rate, the Coupon Barrier and the Downside Threshold, are based, in part, on the expected volatilities of the Underlyings at the time the terms of the Notes are set, where higher expected volatilities will generally be reflected in a higher Contingent Coupon Rate than the fixed rate we would pay on conventional debt securities of the same maturity and/or on otherwise comparable securities and/or a lower Coupon Barrier and/or a lower Downside Threshold as compared to otherwise comparable securities. Accordingly, a higher Contingent Coupon Rate will generally be indicative of a greater risk of loss while a lower Coupon Barrier or Downside Threshold does not necessarily indicate that the Notes have a greater likelihood of paying Contingent Coupon payments or returning your principal at maturity. You should be willing to accept the downside market risk of each Underlying and the potential loss of a significant portion or all of your principal at maturity.

♦	Credit of Issuer — The Notes are unsecured and unsubordinated debt obligations of the Issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

♦	You may lose some or all of your investment if any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority — Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

♦	Owning the Notes is not the same as owning either or both Underlyings, the component securities held by the Underlyings or the securities composing the Underlying Indices — The return on your Notes may not reflect the return you would realize if you actually owned either or both Underlyings, the component securities held by the Underlyings or the securities composing the Underlying Indices. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of either or both Underlyings, the component securities held by the Underlyings or the securities composing the Underlying Indices would have.

♦	Dealer incentives — We, the Agents and affiliates of the Agents act in various capacities with respect to the Notes. The Agents and various affiliates may act as a principal, agent or dealer in connection with the Notes. Such Agents, including the sales representatives of UBS Financial Services Inc., will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay compensation as specified on the cover of this pricing supplement to the Agents in connection with the distribution of the Notes, and such compensation may be passed on to affiliates of the Agents or other third party distributors.

PS-10

♦	There may be little or no secondary market for the Notes — The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

♦	Potentially inconsistent research, opinions or recommendations by Barclays Capital Inc., UBS Financial Services Inc. or their respective affiliates — Barclays Capital Inc., UBS Financial Services Inc. or their respective affiliates and agents may publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by Barclays Capital Inc., UBS Financial Services Inc. or their respective affiliates or agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the Notes and each Underlying.

♦	No assurance that the investment view implicit in the Notes will be successful — It is impossible to predict whether and the extent to which the price of either Underlying will rise or fall. There can be no assurance that the price of either Underlying will not close below its Downside Threshold on the Final Valuation Date. The price of each Underlying will be influenced by complex and interrelated political, economic, financial and other factors that affect that Underlying, the component securities held by that Underlying or the securities composing its Underlying Index. You should be willing to accept the downside risks associated with equities in general and each Underlying in particular, and the risk of losing a significant portion or all of your principal amount.

♦	Potential Barclays Bank PLC impact on the market prices of the Underlyings — Trading or transactions by Barclays Bank PLC or its affiliates in either or both of the Underlyings, the component securities held by the Underlyings or the securities composing the Underlying Indices and/or over-the-counter options, futures or other instruments with returns linked to the performance of either or both Underlyings, the component securities held by the Underlyings or the securities composing the Underlying Indices, may adversely affect the market price of either Underlying and, therefore, the market value of the Notes.

♦	Certain features of the Underlyings will impact the value of the Notes — The performance of each Underlying will not fully replicate the performance of its Underlying Index, and each Underlying may hold securities not included in its Underlying Index. The value of each Underlying is subject to:

♦	Management risk. This is the risk that the investment strategy for an Underlying, the implementation of which is subject to a number of constraints, may not produce the intended results.

♦	Derivatives risk. Each Underlying may invest in derivatives, including forward contracts, futures contracts, options on futures contracts, options and swaps. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus an Underlying’s losses, and, as a consequence, the losses of your Notes, may be greater than if that Underlying invested only in conventional securities.

♦	Transaction costs and fees. Unlike the Underlying Indices, each Underlying will reflect transaction costs and fees that will reduce its performance relative to its Underlying Index.

Generally, the longer the time remaining to maturity, the more the market price of the Notes will be affected by the factors described above. In addition, an Underlying may diverge significantly from the performance of its Underlying Index due to differences in trading hours between that Underlying and the securities composing its Underlying Index or other circumstances. During periods of market volatility, the component securities held by an Underlying may be unavailable in the secondary market, market participants may be unable to calculate accurately the intraday net asset value per share of that Underlying and the liquidity of that Underlying may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in an Underlying. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of an Underlying. As a result, under these circumstances, the market value of an Underlying may vary substantially from the net asset value per share of that Underlying. Because the Notes are linked to the performance of the Underlyings and not the Underlying Indices, the return on your Notes may be less than that of an alternative investment linked directly to the Underlying Indices.

♦	Adjustments to an Underlying or to its Underlying Index could adversely affect the value of the Notes — The investment advisers to each Underlying seek investment results that correspond generally to the price and yield performance, before fees and expenses, of the related Underlying Index. Pursuant to its investment strategy or otherwise, an investment adviser may add, delete or substitute the components of an Underlying. Any of these actions could adversely affect the value of an Underlying and, consequently, the value of the Notes.

In addition, the publisher of each Underlying Index is responsible for calculating and maintaining the relevant Underlying Index. Each Underlying Index publisher may add, delete or substitute the securities composing the relevant Underlying Index or make other methodological changes required by certain corporate events relating to the securities composing that Underlying Index, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of that Underlying Index. The Underlying Index publishers may also discontinue or suspend calculation or publication of an Underlying Index at any time. If this discontinuance or suspension occurs, following the termination of the relevant Underlying, the Calculation Agent will have the sole discretion to substitute a successor fund that is comparable to the discontinued Underlying, or if the Calculation Agent determines that no successor fund is available, to accelerate the Maturity Date of the Notes. If the Notes are accelerated, investors will not receive any

PS-11

further Contingent Coupons. Any of these actions could adversely affect the value of the Underlyings and, consequently, the value of the Notes.

For a description of the actions that may be taken by the Calculation Agent in the event that the publisher of either Underlying Index discontinues or suspends calculation of an Underlying Index or the Underlyings are liquidated or otherwise terminated, see “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Notes with an Exchange-Traded Fund as a Reference Asset” in the prospectus supplement.

♦	The Notes are subject to small-capitalization companies risk with respect to the iShares® Russell 2000 ETF — The component securities held by the iShares® Russell 2000 ETF are issued by companies that are considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies, and therefore securities linked to the iShares® Russell 2000 ETF may be more volatile than an investment linked to an exchange-traded fund that holds component securities issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

♦	The securities held by the SPDR® S&P® Bank ETF are concentrated in the banking sector — Each of the securities held by the SPDR® S&P® Bank ETF has been issued by a company whose business is associated with the banking sector. Because the value of the Notes is determined in-part by the performance of the SPDR® S&P® Bank ETF, an investment in these Notes will be concentrated in this industry. As a result, the value of the Notes may be subject to greater volatility and be more adversely affected by a single positive or negative economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. The performance of companies in the banking sector may be affected by extensive governmental regulation which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge and the amount of capital they must maintain. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact the sector. Banks may also be subject to severe price competition. The regional banking industry is highly competitive and failure to maintain or increase market share may result in lost market share.

♦	Many economic and market factors will impact the value of the Notes — Structured notes, including the Notes, can be thought of as securities that combine a debt instrument with one or more options or other derivative instruments. As a result, the factors that influence the values of debt instruments and options or other derivative instruments will also influence the terms and features of the Notes at issuance and their value in the secondary market. Accordingly, in addition to the prices of the Underlyings on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

♦	the expected volatility of the Underlyings and the component securities held by the Underlyings;

♦	correlation (or lack of correlation) of the Underlyings;

♦	the time to maturity of the Notes;

♦	the market prices of and dividend rates on the Underlyings;

♦	interest and yield rates in the market generally;

♦	supply and demand for the Notes;

♦	a variety of economic, financial, political, regulatory and judicial events; and

♦	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦	The estimated value of your Notes is expected to be lower than the initial issue price of your Notes — The estimated value of your Notes on the Trade Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

♦	The estimated value of your Notes might be lower if such estimated value were based on the levels at which our debt securities trade in the secondary market — The estimated value of your Notes on the Trade Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market. Also, this difference in funding rate as well as certain factors, such as sales commissions, selling concessions, estimated costs and profits mentioned below, reduces the economic terms of the Notes to you.

PS-12

♦	The estimated value of the Notes is based on our internal pricing models, which may prove to be inaccurate and may be different from the pricing models of other financial institutions — The estimated value of your Notes on the Trade Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

♦	The estimated value of your Notes is not a prediction of the prices at which you may sell your Notes in the secondary market, if any, and such secondary market prices, if any, will likely be lower than the initial issue price of your Notes and may be lower than the estimated value of your Notes — The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

♦	The temporary price at which we may initially buy the Notes in the secondary market and the value we may initially use for customer account statements, if we provide any customer account statements at all, may not be indicative of future prices of your Notes — Assuming that all relevant factors remain constant after the Trade Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Trade Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes. Please see “Additional Information Regarding Our Estimated Value of the Notes” on page PS-3 for further information.

♦	We and our affiliates may engage in various activities or make determinations that could materially affect your Notes in various ways and create conflicts of interest — We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Underlyings or their components. In any such market making, trading and hedging activity, investment banking and other financial services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell the Notes instead of other investments. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the Underlyings and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make discretionary judgments, including determining whether a market disruption event has occurred on any date that the value of an Underlying is to be determined; if the shares of an Underlying are de-listed or if an Underlying is liquidated or otherwise terminated, selecting a successor underlying or, if no successor underlying is available, determining whether to accelerate the Maturity Date; and determining whether to adjust any variable described herein in the case of certain events related to an Underlying that the Calculation Agent determines have a diluting or concentrative effect on the theoretical value of the shares of that Underlying. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

♦	Tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation. See “What Are the Tax Consequences of an Investment in the Notes?” on page PS-17 of this pricing supplement.

PS-13

Hypothetical Examples

Hypothetical terms only. Actual terms may vary. See the cover page for actual offering terms.

The examples below illustrate the payment upon a call or at maturity for a $10 principal amount Note on a hypothetical offering of the Notes under various scenarios, with the assumptions set forth below.* You should not take these examples as an indication or assurance of the expected performance of the Notes. The examples below do not take into account any tax consequences from investing in the Notes. Numbers appearing in the examples below have been rounded for ease of analysis. In these examples, we refer to the iShares® Russell 2000 ETF and the SPDR® S&P® Bank ETF as the “IWM Fund” and the “KBE Fund,” respectively.

Term:	Approximately three years (unless called earlier)
Hypothetical Contingent Coupon Rate:	6.60% per annum (or 1.65% per quarter) (the bottom of the range of 6.60% to 7.60% per annum)
Hypothetical Contingent Coupon:	$0.165 per quarter
Hypothetical Initial Underlying Price:	$100.00 for the IWM Fund and $100.00 for the KBE Fund
Hypothetical Coupon Barrier:	$70.00 for the IWM Fund and $70.00 for the KBE Fund (which, with respect to each Underlying, is 70.00% of the hypothetical Initial Underlying Price of that Underlying)
Hypothetical Downside Threshold:	$70.00 for the IWM Fund and $70.00 for the KBE Fund (which, with respect to each Underlying, is 70.00% of the hypothetical Initial Underlying Price of that Underlying)
Observation Dates:	Quarterly, as set forth under “Indicative Terms” and “Observation Dates/Coupon Payment Dates/Call Settlement Dates” in this pricing supplement. The Notes will be automatically callable beginning on the second Observation Date.

*	Terms used for purposes of these hypothetical examples may not represent the actual Contingent Coupon Rate per annum, Initial Underlying Prices, Coupon Barriers or Downside Thresholds. The actual Contingent Coupon Rate per annum will be set on the Trade Date. The hypothetical Initial Underlying Prices of $100.00 for the IWM Fund and $100.00 for the KBE Fund have been chosen for illustrative purposes only and may not represent likely actual Initial Underlying Prices for the Underlyings. The actual Initial Underlying Price and resulting Coupon Barrier and Downside Threshold of each Underlying will be based on the Closing Price of that Underlying on the Trade Date. For historical Closing Prices of the Underlyings, please see the historical information set forth under the sections titled “iShares® Russell 2000 ETF” and “SPDR® S&P® Bank ETF” below. We cannot predict the Closing Price of either Underlying on any day during the term of the Notes, including on any Observation Date.

The examples below are purely hypothetical. These examples are intended to illustrate (a) under what circumstances the Notes will be subject to an automatic call, (b) how the payment of a Contingent Coupon with respect to any Observation Date will depend on whether the Closing Price of either Underlying on that Observation Date is less than its Coupon Barrier, (c) how the value of the payment at maturity on the Notes will depend on whether the Final Underlying Price of either Underlying is less than its Downside Threshold and (d) how the total return on the Notes may be less than the total return on a direct investment in either or both Underlyings in certain scenarios. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the total payments per Note over the term of the Notes to the $10 principal amount.

Example 1 — Notes Are Automatically Called on the Second Observation Date

Date	Closing Price	Payment (per Note)
First Observation Date	IWM Fund: $105.00	Closing Price of each Underlying at or above its Initial Underlying Price; Notes NOT automatically callable because Observation Date is prior to the second Observation Date. Closing Price of each Underlying at or above its Coupon Barrier; Issuer pays Contingent Coupon of $0.165 on first Coupon Payment Date.
KBE Fund: $110.00
Second Observation Date	IWM Fund: $110.00	Closing Price of each Underlying at or above its Initial Underlying Price; Notes are automatically called; Issuer pays principal plus Contingent Coupon of $0.165 on Call Settlement Date.
KBE Fund: $115.00
Total Payments (per Note):	Payment on Call Settlement Date:	$10.165 ($10.00 + $0.165)
	Prior Contingent Coupons:	$0.165 ($0.165 × 1)
	Total:	$10.33
	Total Return:	3.30%

Because the Closing Price of each Underlying is greater than or equal to its Initial Underlying Price on the second Observation Date (which is approximately six months after the Trade Date and is the first Observation Date on which the Notes are callable), the Notes are automatically called on that Observation Date. The Issuer will pay you on the Call Settlement Date $10.165 per Note, which is equal to your principal amount plus the Contingent Coupon due on the Coupon Payment Date that is also the Call Settlement Date. No further amounts will be owed to you under the Notes.

In addition, because the Closing Price of each Underlying was greater than or equal to its Coupon Barrier on the first Observation Date, the Issuer will pay the Contingent Coupon of $0.165 on the first Coupon Payment Date. Accordingly, the Issuer will have paid a total of $10.33 per Note for a total return of 3.30% on the Notes.

PS-14

Example 2 — Notes Are NOT Automatically Called and the Final Underlying Price of Each Underlying Is At or Above Its Downside Threshold

Date	Closing Price	Payment (per Note)
First Observation Date	IWM Fund: $115.00	Closing Price of each Underlying at or above its Initial Underlying Price; Notes NOT automatically callable because Observation Date is prior to the second Observation Date. Closing Price of each Underlying at or above its Coupon Barrier; Issuer pays Contingent Coupon of $0.165 on first Coupon Payment Date.
KBE Fund: $110.00
Second Observation Date	IWM Fund: $80.00	Closing Price of each Underlying below its Initial Underlying Price; Notes NOT automatically called. Closing Price of each Underlying at or above its Coupon Barrier; Issuer pays Contingent Coupon of $0.165 on second Coupon Payment Date.
KBE Fund: $75.00
Third to Eleventh Observation Dates	Various (at least one Underlying below Coupon Barrier)	Closing Price of at least one Underlying below its Initial Underlying Price; Notes NOT automatically called. Closing Price of at least one Underlying below its Coupon Barrier; Issuer DOES NOT pay Contingent Coupon on any of the third to eleventh Coupon Payment Dates.
Twelfth Observation Date (the Final Valuation Date)	IWM Fund: $110.00	Closing Price of KBE Fund below its Initial Underlying Price; Notes NOT automatically called. Final Underlying Price of each Underlying at or above its Downside Threshold and Coupon Barrier; Issuer pays principal plus Contingent Coupon of $0.165 on Maturity Date.
KBE Fund: $80.00
Total Payments (per Note):	Payment at Maturity:	$10.165 ($10.00 + $0.165)
	Prior Contingent Coupons:	$0.33 ($0.165 × 2)
	Total:	$10.495
	Total Return:	4.95%

Because the Closing Price of either Underlying was less than its Initial Underlying Price on each Observation Date on and after the second Observation Date (which is approximately six months after the Trade Date and is the first Observation Date on which the Notes are callable), the Notes are not automatically called. Because the Final Underlying Price of each Underlying is greater than or equal to its Downside Threshold and Coupon Barrier, the Issuer will pay you on the Maturity Date $10.165 per Note, which is equal to your principal amount plus the Contingent Coupon due on the Coupon Payment Date that is also the Maturity Date.

In addition, because the Closing Price of each Underlying was greater than or equal to its Coupon Barrier on the first and second Observation Dates, the Issuer will pay the Contingent Coupon of $0.165 on each of the first and second Coupon Payment Dates. However, because the Closing Price of at least one Underlying was less than its Coupon Barrier on the third through eleventh Observation Dates, the Issuer will not pay any Contingent Coupon on the Coupon Payment Dates following those Observation Dates. Accordingly, the Issuer will have paid a total of $10.495 per Note for a total return of 4.95% on the Notes.

PS-15

Example 3 — Notes Are NOT Automatically Called and the Final Underlying Price of At Least One Underlying Is Below Its Downside Threshold

Date	Closing Price	Payment (per Note)
First Observation Date	IWM Fund: $55.00	Closing Price of each Underlying below its Initial Underlying Price; Notes NOT automatically callable because Observation Date is prior to the second Observation Date. Closing Price of each Underlying below its Coupon Barrier; Issuer DOES NOT pay Contingent Coupon on first Coupon Payment Date.
KBE Fund: $60.00
Second Observation Date	IWM Fund: $40.00	Closing Price of each Underlying below its Initial Underlying Price; Notes NOT automatically called. Closing Price of each Underlying below its Coupon Barrier; Issuer DOES NOT pay Contingent Coupon on second Coupon Payment Date.
KBE Fund: $65.00
Third to Eleventh Observation Dates	Various (at least one Underlying below Coupon Barrier)	Closing Price of at least one Underlying below its Initial Underlying Price; Notes NOT automatically called. Closing Price of at least one Underlying below its Coupon Barrier; Issuer DOES NOT pay Contingent Coupon on any of the third to eleventh Coupon Payment Dates.
Twelfth Observation Date (the Final Valuation Date)	IWM Fund: $45.00	Closing Price of IWM Fund below its Initial Underlying Price; Notes NOT automatically called. Closing Price of IWM Fund below its Coupon Barrier and Downside Threshold; Issuer DOES NOT pay Contingent Coupon on Maturity Date; Issuer repays less than the principal amount resulting in a percentage loss of principal equal to the decline of the Lesser Performing Underlying.
KBE Fund: $110.00
Total Payments (per Note):	Payment at Maturity:	$4.50
	Prior Contingent Coupons:	$0.00
	Total:	$4.50
	Total Return:	-55.00%

Because the Closing Price of at least one Underlying is less than its Initial Underlying Price on each Observation Date on and after the second Observation Date (which is approximately six months after the Trade Date and is the first Observation Date on which the Notes are callable), the Notes are not automatically called. Because the Final Underlying Price of at least one Underlying is less than its Downside Threshold on the Final Valuation Date, at maturity, the Issuer will pay you a total of $4.50 per Note, for a total return of -55.00% on the Notes, calculated as follows:

$10 × (1 + Underlying Return of the Lesser Performing Underlying)

Step 1: Calculate the Underlying Return of each Underlying:

Underlying Return of the IWM Fund:

Final Underlying Price – Initial Underlying Price	=	$45.00 – $100.00	= -55.00%
Initial Underlying Price		$100.00

Underlying Return of the KBE Fund:

Final Underlying Price – Initial Underlying Price	=	$110.00 – $100.00	= 10.00%
Initial Underlying Price		$100.00

Step 2: Determine the Lesser Performing Underlying: The IWM Fund is the Underlying with the lower Underlying Return.

Step 3: Calculate the Payment at Maturity:

$10 × (1 + Underlying Return of the Lesser Performing Underlying) = $10 × (1 + -55.00%) = $4.50

In addition, because the Closing Price of at least one Underlying is less than its Coupon Barrier on each Observation Date, the Issuer will not pay any Contingent Coupons over the term of the Notes.

PS-16

What Are the Tax Consequences of an Investment in the Notes?

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts with Associated (Contingent) Coupons” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

In determining our reporting responsibilities, if any, we intend to treat (i) the Notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Coupons as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts with Associated (Contingent) Coupons” in the accompanying prospectus supplement. Our special tax counsel, Davis Polk & Wardwell LLP, has advised that it believes this treatment to be reasonable, but that there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt.

Sale, Exchange or Redemption of a Note. Assuming the treatment described above is respected, upon a sale or exchange of the Notes (including redemption upon an automatic call or at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the Notes, which should equal the amount you paid to acquire the Notes (assuming Contingent Coupons are properly treated as ordinary income, consistent with the position referred to above). This gain or loss should be short-term capital gain or loss unless you hold the Notes for more than one year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of the Notes at the issue price. The deductibility of capital losses is subject to limitations. If you sell your Notes between the time your right to a Contingent Coupon is fixed and the time it is paid, it is likely that you will be treated as receiving ordinary income equal to the Contingent Coupon. Although uncertain, it is possible that proceeds received from the sale or exchange of your Notes prior to an Observation Date but that can be attributed to an expected Contingent Coupon payment could be treated as ordinary income. You should consult your tax advisor regarding this issue.

As noted above, there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the Notes could be materially affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders. Insofar as we have responsibility as a withholding agent, we do not currently intend to treat Contingent Coupon payments to non-U.S. holders (as defined in the accompanying prospectus supplement) as subject to U.S. withholding tax. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2019 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the Notes do not have a “delta of one” within the meaning of the regulations, we expect that these regulations should not apply to the Notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the Notes. You should consult your tax advisor regarding the potential application of Section 871(m) to the Notes.

PS-17

iShares® Russell 2000 ETF

We have derived all information contained in this pricing supplement regarding the iShares® Russell 2000 ETF (the “IWM Fund”) from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, iShares® Trust, BlackRock Institutional Trust Company, N.A. (“BTC”) and BlackRock Fund Advisors (“BFA”). The IWM Fund is an investment portfolio maintained and managed by iShares® Trust. BFA is currently the investment adviser to the IWM Fund. The IWM Fund is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “IWM.”

The IWM Fund seeks to track investment results that correspond generally to the price and yield performance, before fees and expenses, of the Russell 2000® Index (the “RTY Index”). The RTY Index is an equity index that is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index (with respect to the IWM Fund, the “Underlying Index” or the “Russell 3000”), the RTY Index consists of approximately 2,000 of the smallest companies (based on a combination of their market capitalization and current index membership) included in the Russell 3000. For more information about the RTY Index, see “Indices—The Russell Indices” in the accompanying index supplement, as supplemented by the following updated information. As of August 2017, to be eligible for inclusion in the RTY Index, each company is required to have more than 5% of its voting rights (aggregated across all of its equity securities) in the hands of unrestricted shareholders. Companies already included in the RTY Index have a 5 year grandfathering period to comply or they will be removed from the RTY Index in September 2022.

BFA pursues a “representative sampling” indexing strategy in attempting to track the performance of the RTY Index, and may not hold all of the equity securities included in the RTY Index. The IWM Fund invests in a representative sample of securities that collectively has an investment profile similar to the RTY Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the RTY Index.

The RTY Index is a financial calculation, based on a grouping of financial instruments, and is not an investment product, while the IWM Fund is an actual investment portfolio. The performance of the IWM Fund and the RTY Index may vary for a number of reasons, including transaction costs, non-U.S. currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the IWM Fund’s portfolio and the RTY Index resulting from the IWM Fund’s use of representative sampling or from legal restrictions (such as diversification requirements) that apply to the IWM Fund but not to the RTY Index. “Tracking error” is the divergence of the performance (return) of a fund’s portfolio from that of its underlying index. BFA expects that, over time, the IWM Fund’s tracking error will not exceed 5%. Because the IWM Fund uses a representative sampling indexing strategy, it can be expected to have a larger tracking error than if it used a replication indexing strategy. “Replication” is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the IWM Fund. Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding iShares® Trust, BFA and the IWM Fund, please see the IWM Fund’s prospectus. In addition, information about iShares® Trust and the IWM Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We have not independently verified the accuracy or completeness of such information. Information contained in the iShares® website and other publicly available information is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Historical Information

The following table sets forth the quarterly high, low and period-end Closing Prices for the IWM Fund, based on daily Closing Prices of the IWM Fund. The Closing Price of the IWM Fund on September 17, 2018 was $169.56. The actual Initial Underlying Price for the IWM Fund will be the Closing Price of the IWM Fund on the Trade Date.

We obtained the Closing Prices of the IWM Fund from Bloomberg Professional® service (“Bloomberg”), without independent verification. Historical performance of the IWM Fund should not be taken as an indication of future performance. Future performance of the IWM Fund may differ significantly from historical performance, and no assurance can be given as to the Closing Price of the IWM Fund during the term of the Notes, including on any Observation Date. We cannot give you assurance that the performance of the IWM Fund will not result in a loss of your principal amount. The Closing Prices below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Quarter Begin	Quarter End	Quarterly Closing High	Quarterly Closing Low	Quarterly Close
1/1/2013	3/31/2013	$94.80	$86.65	$94.26
4/1/2013	6/30/2013	$99.51	$89.58	$97.16
7/1/2013	9/30/2013	$107.10	$98.08	$106.62
10/1/2013	12/31/2013	$115.31	$103.67	$115.31
1/1/2014	3/31/2014	$119.83	$108.64	$116.34
4/1/2014	6/30/2014	$118.81	$108.88	$118.81
7/1/2014	9/30/2014	$120.02	$109.35	$109.35
10/1/2014	12/31/2014	$121.08	$104.30	$119.67
1/1/2015	3/31/2015	$126.03	$114.69	$124.35
4/1/2015	6/30/2015	$129.01	$120.85	$124.86

PS-18

7/1/2015	9/30/2015	$126.31	$107.53	$109.20
10/1/2015	12/31/2015	$119.85	$109.01	$112.51
1/1/2016	3/31/2016	$110.62	$94.80	$110.62
4/1/2016	6/30/2016	$118.43	$108.69	$114.97
7/1/2016	9/30/2016	$125.70	$113.69	$124.21
10/1/2016	12/31/2016	$138.31	$115.00	$134.85
1/1/2017	3/31/2017	$140.36	$133.75	$137.48
4/1/2017	6/30/2017	$142.10	$133.72	$140.92
7/1/2017	9/30/2017	$148.18	$134.83	$148.18
10/1/2017	12/31/2017	$154.30	$145.63	$152.46
1/1/2018	3/31/2018	$159.96	$145.44	$151.83
4/1/2018	6/30/2018	$169.97	$148.13	$163.77
7/1/2018	9/17/2018*	$173.02	$164.20	$169.56

* Information for the third calendar quarter of 2018 includes data for the period from July 1, 2018 through September 17, 2018. Accordingly, the “Quarterly Closing High,” “Quarterly Closing Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2018.

The following graph sets forth the historical performance of the IWM Fund from January 2, 2008 through September 17, 2018, based on the daily Closing Prices of the IWM Fund. The dotted line represents a hypothetical Coupon Barrier and a hypothetical Downside Threshold of $118.69, which is equal to 70.00% of the Closing Price of the IWM Fund on September 17, 2018. The actual Coupon Barrier and Downside Threshold for the IWM Fund will be determined on the Trade Date and will be based on the Initial Underlying Price of the IWM Fund.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS-19

SPDR® S&P® Bank ETF

We have derived all information contained in this pricing supplement regarding the SPDR® S&P® Bank ETF (the “KBE Fund”) from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, SPDR® Series Trust and SSGA Funds Management, Inc. (“SSGA FM”). The KBE Fund is an investment portfolio maintained and managed by SSGA FM, the investment adviser to the KBE Fund. The KBE Fund is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “KBE.”

The KBE Fund seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the S&P® Banks Select Industry Index (the “SPSIBK Index”). The SPSIBK Index is a modified equal-weighted index that measures the performance of the following sub-industry groups of the S&P® Total Market Index (the “S&P TM Index”): asset management & custody banks, diversified banks, regional banks, other diversified financial services and thrifts & mortgage finance. For more information about the SPSIBK Index, please see “Annex—The S&P® Banks Select Industry Index” below.

In seeking to track the performance of the SPSIBK Index, the KBE Fund employs a “sampling” strategy, which means that the KBE Fund is not required to purchase all of the securities represented in the SPSIBK Index. Instead, the KBE Fund may purchase a subset of the securities in the SPSIBK Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the SPSIBK Index. The quantity of holdings in the KBE Fund will be based on a number of factors, including asset size of the KBE Fund. Based on its analysis of these factors, SSGA FM may invest the KBE Fund’s assets in a subset of securities in the SPSIBK Index or may invest the KBE Fund’s assets in substantially all of the securities represented in the SPSIBK Index in approximately the same proportions as the SPSIBK Index.

The SPSIBK Index is a financial calculation, based on a grouping of financial instruments, and is not an investment product, while the KBE Fund is an actual investment portfolio. The KBE Fund seeks to track the performance of the SPSIBK Index as closely as possible (i.e., achieve a high degree of correlation with the SPSIBK Index). However, the performance of the KBE Fund and the SPSIBK Index will vary somewhat due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies.

The SPDR® Series Trust is a registered investment company that consists of numerous separate investment portfolios, including the KBE Fund. Information provided to or filed with the SEC by the SPDR® Series Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding the SPDR® Series Trust, SSGA FM or the KBE Fund, please see the SPDR® Series Trust’s prospectus. In addition, information about the SPDR® Series Trust, SSGA FM and the KBE Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SPDR® Series Trust website at www.spdrs.com. We have not independently verified the accuracy or completeness of such information. Information contained in the SPDR® Series Trust website and other publicly available information is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Historical Information

The following table sets forth the quarterly high, low and period-end Closing Prices for the KBE Fund, based on daily Closing Prices of the KBE Fund the KBE Fund. The Closing Price of the KBE Fund on September 17, 2018 was $48.25. The actual Initial Underlying Price for the KBE Fund will be the Closing Price of the KBE Fund on the Trade Date.

We obtained the Closing Prices of the KBE Fund from Bloomberg, without independent verification. Historical performance of the KBE Fund should not be taken as an indication of future performance. Future performance of the KBE Fund may differ significantly from historical performance, and no assurance can be given as to the Closing Price of the KBE Fund during the term of the Notes, including on any Observation Date. We cannot give you assurance that the performance of the KBE Fund will not result in a loss of your principal amount. The Closing Prices below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Quarter Begin	Quarter End	Quarterly Closing High	Quarterly Closing Low	Quarterly Close
1/1/2013	3/31/2013	$27.23	$24.57	$26.92
4/1/2013	6/30/2013	$28.84	$25.47	$28.72
7/1/2013	9/30/2013	$31.98	$29.09	$30.03
10/1/2013	12/31/2013	$33.18	$29.54	$33.17
1/1/2014	3/31/2014	$34.67	$30.78	$34.04
4/1/2014	6/30/2014	$34.50	$31.03	$33.42
7/1/2014	9/30/2014	$33.87	$31.24	$31.91
10/1/2014	12/31/2014	$33.92	$30.05	$33.55
1/1/2015	3/31/2015	$34.15	$29.99	$33.51
4/1/2015	6/30/2015	$37.20	$33.44	$36.26
7/1/2015	9/30/2015	$37.06	$31.61	$33.24
10/1/2015	12/31/2015	$36.59	$32.93	$33.82
1/1/2016	3/31/2016	$33.05	$26.52	$30.37
4/1/2016	6/30/2016	$33.64	$28.19	$30.48
7/1/2016	9/30/2016	$34.23	$29.27	$33.38
10/1/2016	12/31/2016	$44.16	$33.21	$43.47

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1/1/2017	3/31/2017	$46.56	$41.67	$42.98
4/1/2017	6/30/2017	$44.10	$41.01	$43.52
7/1/2017	9/30/2017	$45.09	$39.81	$45.09
10/1/2017	12/31/2017	$48.37	$43.68	$47.34
1/1/2018	3/31/2018	$51.86	$46.75	$47.89
4/1/2018	6/30/2018	$50.91	$46.82	$47.16
7/1/2018	9/17/2018*	$50.14	$47.23	$48.25

* Information for the third calendar quarter of 2018 includes data for the period from July 1, 2018 through September 17, 2018. Accordingly, the “Quarterly Closing High,” “Quarterly Closing Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2018.

The following graph sets forth the historical performance of the KBE Fund from January 2, 2008 through September 17, 2018, based on the daily Closing Prices of the KBE Fund. The dotted line represents a hypothetical Coupon Barrier and a hypothetical Downside Threshold of $33.78, which is equal to 70.00% of the Closing Price of the KBE Fund on September 17, 2018. The actual Coupon Barrier and Downside Threshold for the KBE Fund will be determined on the Trade Date and will be based on the Initial Underlying Price of the KBE Fund.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Correlation of the Underlyings

The following graph sets forth the historical performances of the iShares® Russell 2000 ETF and the SPDR® S&P® Bank ETF from January 2, 2008 through September 17, 2018, based on the daily Closing Prices of the Underlyings. For comparison purposes, each Underlying has been normalized to have a Closing Price of 100.00 on January 2, 2008 by dividing the Closing Price of that Underlying on each day by the Closing Price of that Underlying on January 2, 2008 and multiplying by 100.00.

We obtained the Closing Prices used to determine the normalized Closing Prices set forth below from Bloomberg, without independent verification. Historical performance of the Underlyings should not be taken as an indication of future performance. Future performance of the Underlyings may differ significantly from historical performance, and no assurance can be given as to the Closing Prices of the Underlyings during the term of the Notes, including on any Observation Date. We cannot give you assurance that the performances of the Underlyings will not result in a loss of your principal amount.

PAST PERFORMANCE AND CORRELATION OF THE UNDERLYINGS ARE NOT INDICATIVE OF FUTURE PERFORMANCE OR CORRELATION.

The correlation of a pair of Underlyings represents a statistical measurement of the degree to which the returns of those Underlyings were similar to each other over a given period in terms of timing and direction. The correlation between a pair of Underlyings is scaled from 1.0 to -1.0, with 1.0 indicating perfect positive correlation (i.e., the value of both Underlyings are increasing together or decreasing together and the ratio of their returns has been constant), 0 indicating no correlation (i.e., there is no statistical relationship between the returns of that pair of Underlyings) and -1.0 indicating perfect negative correlation (i.e., as the value of one Underlying increases, the value of the other Underlying decreases and the ratio of their returns has been constant).

The closer the relationship of the returns of a pair of Underlyings over a given period, the more positively correlated those Underlyings are. The graph above illustrates the historical performance of each Underlying relative to each other over the time period shown and provides an indication of how close the relative performance of each Underlying has historically been to the other Underlying. However, the graph does not provide a precise measurement of the correlation of the Underlyings. Moreover, any historical correlation of the Underlyings is not indicative of the degree of correlation of the Underlyings, if any, that will be experienced over the term of the Notes.

The lower (or more negative) the correlation between the Underlyings, the less likely it is that the Underlyings will move in the same direction at the same time and, therefore, the greater the potential for one of the Underlyings to close below its Coupon Barrier or Downside Threshold on any Observation Date or the Final Valuation Date, respectively. This is because the less positively correlated the Underlyings are, the greater the likelihood that at least one of the Underlyings will decrease in value. However, even if the Underlyings have a higher positive correlation, one or both of the Underlyings might close below its Coupon Barrier or Downside Threshold on any Observation Date or the Final Valuation Date, respectively, as both of the Underlyings may decrease in value together.

Although the correlation of the Underlyings’ performance may change over the term of the Notes, the Contingent Coupon Rate is determined, in part, based on the correlation of the Underlyings’ performance calculated using our internal models at the time when the terms of the Notes are finalized. A higher Contingent Coupon Rate is generally associated with lower correlation of the Underlyings, which reflects a greater potential for missed Contingent Coupons and for a loss of principal at maturity. The correlation referenced in setting the terms of the Notes is calculated using our internal models and is not derived from the returns of the Underlyings over the period set forth above. In addition, other factors and inputs other than correlation may impact how the terms of the Notes are set and the performance of the Notes.

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Supplemental Plan of Distribution

We have agreed to sell to Barclays Capital Inc. and UBS Financial Services Inc., together the “Agents,” and the Agents have agreed to purchase, all of the Notes at the initial issue price less the underwriting discount indicated on the cover of this pricing supplement. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount set forth on the cover of this pricing supplement to its affiliates.

We or our affiliates have entered or will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

We have agreed to indemnify the Agents against liabilities, including certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the prospectus and the prospectus supplement. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price that is indicated on the cover of this pricing supplement.

The Notes are not intended to be offered, sold or otherwise made available to and may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA Retail Investor”). For these purposes, an EEA Retail Investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended from time to time, “MiFID”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended from time to time), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended from time to time, including by Directive 2010/73/EU). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended from time to time, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to EEA Retail Investors has been prepared and therefore offering or selling such Notes or otherwise making them available to any EEA Retail Investor may be unlawful under the PRIIPs Regulation.

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Annex—The S&P® Banks Select Industry Index

We have derived all information contained in this pricing supplement regarding the S&P® Regional Banks Select Industry Index (the “SPSIRBK Index”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones”). S&P Dow Jones has no obligation to continue to calculate and publish, and may discontinue calculation and publication of the SPSIRBK Index at any time.

The SPSIRBK Index is a modified equal-weighted index that measures the performance of the Global Industry Classification Standard (“GICS®”) asset management & custody banks, diversified banks, regional banks, other diversified financial services and thrifts & mortgage finance sub-industry groups. Membership is based on a company’s GICS® classification, as well as liquidity and market cap requirements. The SPSIRBK Index is reported by Bloomberg L.P. under the ticker symbol “SPSIBK.” The SPSIRBK Index is one of the S&P Select Industry Indices (collectively, the “Select Industry Indices” and each, a “Select Industry Index”), each designed to measure the performance of a sub-industry or group of sub-industries based on GICS®. All members of the Select Industry Indices are selected from the S&P TM Index.

The S&P TM Index offers broad market exposure to companies of all market capitalization, including all U.S. common equities with a primary listing on the New York Stock Exchange, NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Bats BZX, Bats BYX, Bats EDGA, Bats EDGX or IEX exchanges. Only U.S. companies are eligible for inclusion in the S&P TM Index.

Index Eligibility

Index Inclusion Criteria

To qualify for membership in a Select Industry Index, at each quarterly rebalancing, a stock must satisfy the following criteria:

1.	be a member of the S&P TM Index;

2.	be included in one of the relevant GICS® sub-industries for the applicable Select Industry Index, which are as follows for the SPSIRBK Index: asset management & custody banks (must also meet the North American Industry Classification of Depository Credit Intermediation (5221)), diversified banks, regional banks, other diversified financial services and thrifts & mortgage finance (stocks included in such sub-industries, “primary stocks”);

3.	meet one of the following float-adjusted market capitalization and float-adjusted liquidity ratio requirements:

a.	be a current constituent, have a float-adjusted market capitalization greater than or equal to US$ 300 million, and have a float-adjusted liquidity ratio greater than or equal to 50%

b.	have a float-adjusted market capitalization greater than or equal to US$ 500 million and a float-adjusted liquidity ratio greater than or equal to 90%

c.	have a float-adjusted market capitalization greater than or equal to US$ 400 million and a float-adjusted liquidity ratio greater than or equal to 150%

In the event that fewer than 35 stocks are selected for each Select Industry Index using the eligible primary stocks, certain indices will select stocks for inclusion from a supplementary list of highly correlated sub-industries (supplementary stocks) based on process established by S&P Dow Jones. Additionally, minimum float-adjusted market capitalization requirements may be relaxed for all Select Industry Indices to ensure that there are at least 22 stocks in each Select Industry Index as of each rebalancing effective date.

Liquidity. The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the applicable rebalancing reference date.

The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history. In these cases, the dollar value traded available as of the rebalancing reference date is annualized.

Takeover Restrictions. At the discretion of S&P Dow Jones, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in a Select Industry Index. Ownership restrictions preventing entities from replicating the index weight of a stock may be excluded from the eligible universe or removed from the applicable Select Industry Index. S&P Dow Jones will provide up to five days advance notification of a deletion between rebalancing due to ownership restrictions.

Turnover. S&P Dow Jones believes turnover in index membership should be avoided when possible. At times a stock may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to a Select Industry Index, not for continued membership. As a result, an index constituent that appears to violate criteria for addition to a Select Industry Index will not be deleted unless ongoing conditions warrant a change in the composition of the applicable Select Industry Index.

Multiple Share Classes. Some companies in the S&P TM Index are represented by multiple share classes. As of December 18, 2015, each company in the Select Industry Indices is represented once by the primary listing, which is generally the most liquid share line.

Index Construction and Calculations

The Select Industry Indices are equal-weighted, with adjustments to individual constituent weights to ensure concentration and liquidity requirements, and calculated by the divisor methodology.

The index value of each Select Industry Index is simply the market value of that Select Industry Index divided by the index divisor:

Index Value = (Index Market Value) / Divisor

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Index Market Value = Pi × Sharesi × IWFi × AWFi

where N is the number of stocks in the index, Pi the price of stock i, Sharesi is total shares outstanding of stock i, IWFi is the float factor of stock i (as defined below), and AWFi is the adjustment factor of stock i assigned at each index rebalancing date, t, which makes all index constituents modified market capitalization equal (and, therefore, equal weight), while maintaining the total market value of the overall index. The AWF for each index constituent, i, at rebalancing date, t, is calculated by:

AWFi,t = Z / N × FloatAdjustedMarketValuei,t

where Z is an index specific constant set for the purpose of deriving the AWF and, therefore, each stock’s share count used in the index calculation (often referred to as modified index shares).

Float Adjustment. Float adjustment means that the number of shares outstanding is reduced to exclude closely held shares from the calculation of the index value because such shares are not available to investors. The goal of float adjustment is to distinguish between strategic (control) shareholders, whose holdings depend on concerns such as maintaining control rather than the economic fortunes of the company, and those holders whose investments depend on the stock’s price and their evaluation of a company’s future prospects. Generally, these “control holders” include officers and directors, private equity, venture capital & special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, employee stock ownership plans, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock or government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. Shares that are not considered outstanding are also not included in the available float. These generally include treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights.

For each component, S&P Dow Jones calculates an Investable Weight Factor (“IWF”), which represents the portion of the total shares outstanding that are considered part of the public float for purposes of the relevant Select Industry Index.

Divisor. Continuity in index values of each Select Industry Indices is maintained by adjusting its divisor for all changes in its constituents’ share capital after its base date. This includes additions and deletions to the relevant Select Industry Index, rights issues, share buybacks and issuances and non-zero price spin-offs. The value of each Select Industry Index’s divisor over time is, in effect, a chronological summary of all changes affecting the base capital of that Select Industry Index. The divisor of each Select Industry Index is adjusted such that the index value of that Select Industry Index at an instant just prior to a change in base capital equals the index value of that Select Industry Index at an instant immediately following that change.

Constituent Weightings

At each quarterly rebalancing, companies are initially equally weighted using closing prices as of the second Friday of the last month of the quarter as the reference price. For those companies with multiple share classes in an index, the weight assigned to each share class is proportional to its float-adjusted market capitalization as of the rebalance reference date. Adjustments are then made to ensure that there are no individual constituents whose weight in the applicable Select Industry Index exceeds the value that can be traded in a single day for a given theoretical portfolio value ranging from U.S. $500 million to U.S. $2,000 million (the “Theoretical Portfolio Value”). Theoretical Portfolio Values are determined and reviewed annually by The Americas Thematic and Strategy Index Committee (the “Index Committee”) at S&P Dow Jones. Any updates to Theoretical Portfolio Values are made at the discretion of the Index Committee and announced to the clients with ample lead time.

S&P Dow Jones calculates a maximum basket liquidity weight for each constituent in the applicable Select Industry Index using the ratio of its three-month median daily value traded to the Theoretical Portfolio Value. Each constituent’s weight in the applicable Select Industry Index is, then, compared to its maximum basket liquidity weight and is set to the lesser of its maximum basket liquidity weight or its initial equal weight. All excess weight is redistributed across the applicable Select Industry Index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the applicable Select Industry Index has a weight greater that 4.5%. This step of the iterative weighting process may force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. In such cases, S&P Dow Jones will make no further adjustments. If any of the Select Industry Indices contain exactly 22 stocks as of the rebalancing effective date, the applicable Select Industry Index is equally weighted without basket liquidity constraints.

Index Maintenance

The membership to the Select Industry Indices is reviewed quarterly. Rebalancings occur after the closing on the third Friday of the quarter ending month. The reference date for float-adjusted market capitalization and float-adjusted liquidity ratio is after the closing of the last trading date of the previous month. Closing prices as of the second Friday of the last month of the quarter are used for setting index weights. The reference date for GICS® classification is as of the rebalancing effective date.

Timing of Changes

Additions. Stocks are added between rebalancings only if a deletion in the applicable Select Industry Index causes the stock count to fall below 22. In those cases, each stock deletion is accompanied with a stock addition. The new stock will be added to the applicable Select

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Industry Index at the weight of the deleted company. In the case of mergers involving two index constituents, the merged entity will remain in the applicable Select Industry Index provided that it meets all general eligibility requirements. The merged entity will be added to the applicable Select Industry Index at the weight of the stock deemed to be the surviving stock in the transaction (i.e. the surviving stock will not experience a weight change and its subsequent weight will not be equal to that of the pre-merger weight of the merged entities). In the case of spin-offs, the applicable Select Industry Index will follow the S&P TM Index’s treatment of the action.

Deletions. A stock is deleted from the applicable Select Industry Index if the S&P TM Index drops the company. If a stock deletion causes the number of stocks in the relevant index to fall below 22, each stock deletion is accompanied with a corresponding stock addition. In case of GICS® changes, where a company does not belong to a qualifying sub-industry after the classification change, it is removed from the applicable Select Industry Index at the next rebalancing.

Adjustments

The tables below summarize the types of index maintenance adjustments and indicate whether or not an index adjustment is required.

S&P TM Index Actions

S&P TM Index Action	Adjustment Made to a Select Industry Index	Divisor Adjustment
Constituent Deletion	If the constituent is a member of a Select Industry Index, it is dropped.	Yes
Constituent Addition

Only in cases where the deletion causes the stock count to fall below 22 stocks, then the deletion is accompanied by an addition assuming the weight of the dropped stock.

If a stock is removed from a Select Industry Index at a price of $0.00, the stock’s replacement will be added to the applicable Select Industry Index at the weight using the previous day’s closing value, or the most immediate prior business day that the deleted stock was not valued at $0.00.

In the case of additions due to spin-offs, the Select Industry Indices follow the S&P TM Index’s treatment of the action.

No, except in the case of stocks removed at $0.00
GICS® Change	None. If, after the GICS® change, a stock no longer qualifies to belong to a Select Industry Index, it is removed at the next rebalancing.	No

Corporate Actions

Type of Corporate Action	Adjustment Made to a Select Industry Index	Divisor Adjustment
Spin-Off	In general, both the parent stock and spun-off stocks will remain in the applicable Select Industry Index until the next index rebalancing, regardless of whether they conform to the theme of the applicable Select Industry Index.	No
Rights Offering	The price is adjusted to the price of the parent company minus (the price of the rights subscription/rights ratio). The index shares change so that the company’s weight remains the same as its weight before the spin-off.	No
Stock Dividend, Stock Split or Reverse Stock Split	The index shares are multiplied by and price is divided by the split factor.	No
Share Issuance or Share Repurchase	None	No
Special Dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes

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